Filed by Olin Corporation
                                        Pursuant to Rule 425
                                        under the Securities Act of 1933

                                        Subject Company: Chase Industries Inc.
                                        Commission File No: 001-13394

Set forth below are remarks used in a conference call with analysts on May 8, 2002 regarding the proposed merger between a subsidiary of Olin Corporation and Chase Industries Inc.



                                  May 8, 2002
                         Olin Conference Call Remarks
                                      By
                        Joseph Rupp, President and CEO;
              Anthony Ruggiero, Executive Vice President and CFO;
             and John Steadman, President & CEO, Chase Industries


Joseph Rupp
-----------

Good morning. Thank you for joining us today. With me from Olin are Tony Ruggiero and Dick Koch, and from Chase we have John Steadman, President and CEO.

This morning, Olin Corporation and Chase Industries Inc. announced that we have entered into a merger agreement under which Chase, a leading manufacturer of brass rod, will become a wholly-owned subsidiary of Olin. Chase stockholders will receive a fixed exchange ratio of 0.64 shares of Olin common stock for each outstanding share of Chase common stock in a tax-free share exchange. Olin will issue approximately 10 million common shares under the agreement.

The transaction is conditioned on shareholder approval of both companies, regulatory clearance and other customary closing conditions. Citicorp Venture Capital, which owns approximately 48% of Chase's outstanding common shares, has agreed to vote its shares in favor of this transaction.

This acquisition is expected to be immediately accretive to Olin's earnings and will also strengthen Olin's financial position.

I firmly believe that Olin and Chase are quite complementary and such a combination is in the best interest of both sets of shareholders. Each of our companies is a leader with premier reputations in our respective fields. Our combination would create a company with the scale, scope and critical mass to compete more effectively, and will create a stronger, less cyclical company.

Chase is the leading manufacturer and supplier of brass rod in the United States and Canada. Chase's diverse customer mix uses its trademark brass rod - commonly called Blue Dot -- to produce a variety of products, including plumbing fixtures, industrial valves and fittings, heating and air conditioning components, cable and electronic connectors, and automotive parts. Over the years, Chase has continued to strengthen its position as the highest quality, lowest cost and most customer-service-oriented producer in the domestic brass rod industry.

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


The acquisition of Chase Industries combines the domestic industry leader in brass rod with Olin Brass, the market leader in copper-alloy sheet and strip. Both businesses have similar philosophies and strengths. Both are committed to manufacturing excellence with low-cost production and superior quality. There is intense customer focus and exceptional customer service. Both businesses have a long history of solid financial performance and growth. We intend to leverage these strengths and to utilize the combined metallurgical and manufacturing capabilities, marketing and distribution know-how, and economies of scale to seek to further enhance long-term profitability and return on investment.

Let me introduce to you this morning John Steadman, Chase's President and CEO, who will provide some background on Chase.

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


John Steadman
-------------

Thank you, Joe. Chase Industries traces its roots back to 1837 when the business was founded as the Hitchcock Button Manufacturing Company in Waterbury, Connecticut. The current business was formed in 1990 as an asset-based leveraged buyout from British Petroleum. The company became publicly traded in 1994 and is currently traded on the New York Stock Exchange under the symbol CSI.

Chase's current manufacturing facility and general offices are located on a 75-acre site in Montpelier, Ohio, near the Michigan and Indiana borders. The fully owned facility in Montpelier consists of one plant of approximately 260,000 square feet. The Montpelier plant, like Olin's world-class strip mill in East Alton, Illinois, is considered the most modern and low-cost production facility in the United States. Production begins with the melting of scrap that is subsequently cast into 10-inch diameter cylindrical billets. These billets are pre-heated and extruded into smaller diameter, semi-finished rod. Depending on customer specifications, the rod is then drawn to diameters ranging from 5/16 to 4 inches. Finished product is shipped to customers in straight lengths in round, hexagonal, square, rectangular and other shapes for machining into a variety of finished components.

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


In many ways, the process utilized by Chase to manufacture rod is similar to the process utilized by Olin to manufacture copper-alloy strip. Both the Olin and Chase processes use large volumes of copper-alloy scrap as raw material, and incorporate high volume melting and casting, hot working, and cold working to produce alloys in the brass family. These similarities are expected to result in opportunities to leverage purchasing power, manufacturing know-how, and metallurgical skills to further strengthen each company's position as the quality leader and low-cost producer.

Besides the Montpelier, Ohio, manufacturing facility, Chase also operates a 47,000 square foot warehouse in Los Angeles, California, for just-in-time distribution of rod products on the West Coast.

The main attributes of brass rod are its excellent corrosion resistance, the ease with which it can be machined or forged into a variety of shapes, and its moderate strength. U.S. consumption of brass rod was approximately 1.1 billion pounds in 2000 and 0.9 billion pounds in 2001. This market has shown average annual growth of 3% over the last 10 years, in line with the GDP trend. Chase currently has a market share in excess of 30%. The three other domestic rod producers have a combined market share estimated at 60%, with the remaining supply coming primarily from imports.

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


By far the largest end-use segment for brass rod is building and construction, where it is used extensively for plumbing fittings and fixtures. The industrial machinery segment uses brass rod to manufacture screw machine parts and components such as industrial valves, fittings, and control devices. The transportation sector incorporates numerous fittings and sensors produced from brass rod for autos, light trucks and buses while the electrical and electronics market utilizes rod for coaxial cables, traps, and connector applications. Olin has an excellent familiarity with these markets, since each segment consumes a considerable volume of copper- alloy strip.

Due to its leadership position in quality and service, Chase has won numerous awards from its customers and has achieved preferred status among major original equipment manufacturers and distributors. In fact, Chase became the first U.S. brass rod mill to achieve an ISO 9002 certification.

I really believe this merger is in the best interests of all of Chase's stakeholders: our customers, employees, vendors, shareholders, and the community in which we operate. This combination of two industry leaders will give Chase access to additional technical, product development and marketing resources to more rapidly expand its markets and potentially broaden its product line by leveraging the combined skills and technologies of both Chase's rod and Olin's strip businesses.

Now let me turn the microphone over to Tony Ruggiero


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


Anthony Ruggiero
----------------

Thank you, John. As we mentioned in the press release, we expect this transaction to be accretive for Olin and to improve our financial position.

From 1997 through 2000, Chase averaged $17.8 million in net income from continuing operations. Looking at that on an Olin per share basis, using the approximate 10 million shares that we're going to issue, this equates to $1.78 per Olin share. This is higher than the $1.43 average that Olin earned during this period and, as such, had the operations been combined during this period, Chase would have been accretive to Olin's earnings by approximately 5%.

In the year 2000, Chase achieved $290 million in sales and $19.1 million in net income from continuing operations. In 2001, Chase's sales were $232 million, a 20% reduction from 2000, due to lower metal prices and lower volumes. Net income from continuing operations in 2001 was $8.1 million. And in 2001, Chase recorded $4.4 million of costs associated with a tender offer and other expenses. Excluding those costs, their net income would have been $10.9 million, a 43% decrease from the prior year. And as you all know, 2001 was a difficult year for many, many sectors.

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


For the first quarter of 2002, Chase reported sales of $60.9 million, a 8% decrease over the prior year's period, due to lower metal prices, which were partially offset by higher volume. First quarter 2002 net income from continuing operations was $3.0 million, compared with $3.3 million in 2001, which excludes tender offer and other expenses. This is a 9% decrease over the prior year's period. First quarter 2002 volumes started to rebound with shipments up 5% from the first quarter of 2001, and with sequential improvement from the fourth quarter of 2001. Chase noted in their first quarter earnings release that their projection of a 10% increase in brass rod consumption for 2002 is on track. At the end of the first quarter of 2002, Chase had $3.6 million in cash and no debt, which is a reason why we mentioned this as strengthening Olin's financial position. Operating cash flows from 1997 through 2001 averaged $25.6 million per year.

I should note that Olin's Brass business also experienced higher sequential sales from the fourth quarter of 2001 to the first quarter of 2002 and we continue to forecast higher sales volumes in the second quarter and for the balance of the year.

Now let me return the microphone to Joe Rupp.

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


Joe Rupp
--------

Thanks for the overview, John and Tony. Both Olin and Chase have experienced direct sales forces that provide an important link with each of its respective customers. The aggregate marketing and sales expertise of both companies provides the potential to generate new ideas to increase customer satisfaction. Together, the two companies will be better positioned to take advantage of opportunities in growing global markets.

Chase has strengthened its leadership position by investing in state-of-the-art production capabilities. Project 400, a $92 million expansion project launched in 1997, is designed to increase foundry, extrusion, and finishing capabilities with the goal of increasing production by 33% to more than 400 million pounds annually. This expansion will enable Chase to reduce costs and to further solidify its excellence in quality and service.

Phase I, at $12 million, was completed in 1998 with the installation of three new billet heaters that increased finished rod capacity by about 17%. Phase II was completed in 2000, and consisted of a new $30 million brass melting and casting foundry with continuous casting capabilities. The new caster has benefits in both yield and cost, and overall the new foundry permits alloy flexibility that allows Chase to begin producing multiple alloys in response to the customer's needs.

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


Phase III, a $50 million investment that includes finishing equipment, billet heaters and a second extrusion press, is on schedule and will be fully operational in the second quarter of 2002. When Project 400 is fully completed, Chase will be positioned to capitalize on market opportunities for years to come through superior quality, shorter lead-times, and increased manufacturing flexibility. John will be happy to answer questions about Project 400 following our prepared remarks.

Chase anticipates spending approximately $12 million for capital expenditures in 2002, which includes $5 million to complete Phase III. In the future, Chase anticipates maintenance capital of roughly $3 million per year. In addition to this, they will continue to evaluate opportunities with quick payback and returns, which could result in spending in the $5 million range for selected projects. This compares to Chase's forecast depreciation of approximately $10 million in 2002.

As I noted earlier, although Chase and the rest of the metals industry have experienced a slowdown, it is anticipated that brass rod demand will continue to improve. The long-term fundamentals of the rod business continue to look promising. And as I mentioned earlier, this acquisition is expected to be immediately accretive to Olin's earnings. Future improvements are expected from the full implementation of Project 400 and the realization of synergy opportunities.

In summary, we are excited about welcoming Chase into the Olin family of successful businesses. Chase with their excellent position in rod will complement Olin's leadership role in copper-based strip and sheet products.

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


This transaction will require shareholder approval from both companies, as well as normal regulatory approvals. We expect this transaction will be completed in the middle of the summer. Olin and Chase will file a proxy statement/prospectus and other documents regarding our proposed merger with the Securities and Exchange Commission.

Before I conclude, let me remind you that throughout this presentation we have made statements regarding Olin's and Chase's estimates of future performance. Clearly these are forward looking statements and results could differ materially from those projected. Some of the factors that could cause actual results to differ are described in the business and outlook sections of Olin's most recent 10-K and in the management discussion and analysis in Chase's most recent 10-K.

We would now be pleased to take your questions.

FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on management's beliefs, certain assumptions made by management, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which we and our various segments operate. The statements contained in this communication that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

We have used the words "anticipate," "intend," "may," "expect," "believe," "should," "plan," "will," "estimate," and variations of such words and similar expressions in this communication to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

The risks, uncertainties and assumptions that are involved in our forward-looking statements include, but are not limited to:

o general economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the markets served by us, such as automotive, electronics, coinage, telecommunications, ammunition and housing;
o    the cyclical nature of our operating results;

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


o competitive pressures affecting selling prices and volumes, particularly changes in electrochemical unit, which we refer to as an ECU, prices from expected levels;
o the supply/demand balance for our products, including the impact of excess industry capacity;
o the occurrence of unexpected manufacturing interruptions/outages, including those occurring as a result of production hazards;
o    efficacy of new technologies;
o    loss of key customers or suppliers;
o acceleration or expansion of backward integration by current and potential customers;
o    higher-than-expected raw material and utility costs;
o    higher-than-expected transportation and/or logistics costs;
o    failure to achieve targeted cost reduction programs;
o    environmental costs and other expenditures in excess of those projected;
o    changes in laws and regulations inside or outside the United States;
o    higher-than-expected interest rates; and
o the occurrence of extraordinary events, such as the attacks on the World Trade Center and the Pentagon that occurred on September 11, 2001.

All of our forward-looking statements should be considered in light of these factors.

Olin Corporation and Chase Industries Inc. will file a proxy statement/prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Olin Corporation and Chase Industries Inc., and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Olin Corporation seeking their approval of the issuance of Olin Corporation Stock in the transaction and to security holders of Chase Industries Inc. seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Olin Corporation and Chase Industries Inc. with the SEC at the SEC's web site at http://www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to:

     Olin Corporation
     PO Box 4500
     501 Merritt 7
     Norwalk, CT  06856-4500
     Attn:  Investor Relations
     Tel:  (203) 750-3254

Olin Corporation, and Chase Industries Inc., each of their directors, and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Olin Corporation and their ownership of Olin Corporation stock is set forth in Olin Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Information about the directors and executive officers of Chase Industries Inc. and their ownership of Chase Industries Inc. stock is set forth in Chase Industries Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

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